SECRETARY’S CERTIFICATE

I, Andra C. Ozols, Secretary of Old Mutual Advisor Funds II, certify that the following is a true and correct copy of the resolution adopted by the Old Mutual Advisor Funds II Board of Trustees (“Trustees”), none of whom were “interested” trustees as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, on December 15, 2006, and that the same are in full force and effect as of the date of this certification.

WHEREAS, Old Mutual Capital, Inc. has arranged for an Investment Company Fidelity Bond on Standard Form Number G-131698-A (Ed. date 6/98) in the amount of six million dollars ($6,000,000) provided by Continental Casualty Company (“Fidelity Bond”) to be made available to Old Mutual Advisor Funds II (the “Fund”), Old Mutual Insurance Series Fund and Old Mutual Advisor Funds (together, the “Joint Insured Funds”);

WHEREAS, the Fund’s Board of Trustees (“Board”), in accordance with Rule 17g-l(j)(3), has determined that: (i) a majority of the Fund’s Trustees are not interested persons of the Fund, and those Trustees select and nominate any other disinterested Trustees; and (ii) any person who acts as legal counsel for the Fund’s disinterested Trustees is an independent legal counsel as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, in order for the Fund to purchase a fidelity bond, Rule 17g-l(d) under the 1940 Act, in effect, requires the Fund’s Board, including a majority of the Trustees who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act, to determine at least annually that certain standards are met;

WHEREAS, the Fund, each series of the Fund (“Portfolio”), and each of the other Joint Insured Funds and their respective series will enter into an agreement providing that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by the Fund, or any of its Portfolios, the Fund or any of its Portfolios shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1;

WHEREAS, the Fund’s Board, being wholly comprised of disinterested Trustees at the time the Fidelity Bond was considered and approved, has considered whether the Fidelity Bond is in the best interests of the Fund and whether the Fidelity Bond is reasonable in form and amount, taking into consideration all relevant factors including, but not limited to: (1) the value of the aggregate assets of the relevant entity to which any officer or employee covered by the Fidelity Bond may have access; (2) the nature of the relevant entity’s assets; and (3) type and terms of the arrangements made for the custody and safekeeping of such assets;

WHEREAS, the Fund’s Board has determined that the Fidelity Bond is adequate to protect the Fund against larceny or embezzlement by any of its officers and employees who may singly, or jointly with others, have access to securities or funds of the Fund, either directly or indirectly or through authority to draw upon such funds or direct the disposition of securities;

WHEREAS, the Fund’s Board, on behalf of each Portfolio of the Fund has determined that any amounts recovered under the Fidelity Bond should be allocated to the Fund in a fair and equitable manner in accordance with applicable standards; and

WHEREAS, the Fund’s Board, being wholly comprised of disinterested Trustees, has determined that the Fund and the other Joint Insured Funds pay the proposed Fidelity Bond premiums as follows:

(i)     the proposed premiums are to be allocated among the Joint Insured Funds in accordance with a formula under which each Joint Insured Fund pays its pro rata share of such premium based on its relative asset size in relation to the overall assets of the Joint Insured Funds and, which in any case, is in an amount no more than the premium the Fund would have paid if such insurance coverage was purchased separately;

(ii)          the portion of the proposed premiums allocated to the Fund (the “Fund Premium Amount”) are to be allocated among each Portfolio in accordance with a formula under which each Portfolio pays (i) $1,000 or an equal lesser amount if the number of portfolios in the three Trusts times $1,000 is more than the amount of the premium (the “Minimum Premium Amount”) and (ii) its pro rata share of the amount that the Fund Premium Amount exceeds the aggregate Minimum Premium Amounts based on its relative asset size in relation to the overall assets of the Fund, and, which in any case, is in an amount no more than the premium each Portfolio would have paid if such insurance coverage was purchased separately; and

NOW THEREFORE BE IT RESOLVED, that the Fund’s Board approves the execution of the extension of the Fidelity Bond to May 1, 2007 protecting the Fund (and the other Joint Insured Funds) against larceny and embezzlement and such other perils as may be insured against, and covering the actions and omissions of each officer and employee of the Fund who may have access to the Fund’s assets;

FURTHER RESOLVED, that the Fund’s Board approves the methodology for allocating the premiums of the Policy, Excess Policy and Independent Trustees Policy as described at this meeting; and

FURTHER RESOLVED, that the Fund’s Board, and each of its disinterested Trustees, has determined that the portion of the premium paid by the Fund as a whole, and each Portfolio individually, for such insurance coverage under the joint Fidelity Bond, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately, is fair and reasonable;

FURTHER RESOLVED, that any amounts recovered under the Fidelity Bond shall be allocated to each eligible Portfolio in proportion to the ratio of each eligible Portfolio’s gross assets to the total gross assets of all of the eligible Portfolios and other Joint Insured Funds and their series;

FURTHER RESOLVED, that the Fund’s Board designates the Fund’s Secretary to make the filings and give notices required by Rule 17g-l;

FURTHER RESOLVED, that the Fund’s Board hereby approves the proposed Agreement Among Jointly Insured Parties that provides that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by the Fund and any of its Portfolios, the Fund or the relevant Portfolio(s) shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(l) of Rule 17g-l; and

FURTHER RESOLVED, that the appropriate officers of the Fund, and each of them, are hereby authorized and directed to perform all acts necessary or desirable, consistent with the objectives of the Board, to carry out the foregoing resolutions.

Statement of Amount of Single Insured Bond

In accordance with Rule 17g-1(g)(1)(ii)(c) under the Investment Company Act of 1940, as amended, Old Mutual Advisor Funds II would have procured and maintained a single insured fidelity bond in the amount of at least $1,900,000 had it not been named as a joint insured under the joint fidelity bond.

Statement of Premiums Paid

In accordance with Rule 17g-1(g)(1)(ii)(d) under the Investment Company Act of 1940, as amended, premiums have been paid for the period February 19, 2007 to May 1, 2007.

OLD MUTUAL ADVISOR FUNDS II

/s/ Andra C. Ozols

Andra C. Ozols

Secretary

Date: January 12, 2007